August 11, 2014

Via Edgar and Email
DuchovnyD@sec.gov; PanosN@sec.gov

Nicholas Panos, Senior Special Counsel
Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re: Ashford Hospitality Trust, Inc.
Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE
File No. 001-31775

Dear Sirs:

We request your review of our revised proxy statement as soon as possible given the potential imminence of the corporate transactions addressed by our proxy statement and our intent to mail our materials as soon as cleared. The sole changes made in the latest revision are to address management's unilateral amendment of the bylaws earlier this year to (1) purport to strip shareholders of the right to amend bylaws−a bylaw amendment which we just discovered seems to be contrary to the Company's Charter and hence we believe shareholders can reverse it (or if not, can certainly ask management to reverse it) and (2) increase the threshold for a special meeting from 25% to 50% (addressed by an earlier proposal we made; we have just modified this proposal to make it a bylaw amendment if permitted by law).

We suspect management might respond to these new proposals by amending the Charter also, but we believe such amendment in the face of a proposal would be contrary to the decisions from the Delaware courts striking down similar actions designed to thwart votes on pending proposals or candidates such as Blasius Indus. Inc. v. Atlas Corp., 564 A.2d 651, 661-62 (Del. Ch. 1988), Schell v. Chris-Craft Indus., Inc., 285 A.2d 437, 439 (Del. 1971) and Perlegos v. Atmel Corporation, 2007 WL 475453 (Del. Ch., Feb. 8, 2007). Maryland courts tend to follow Delaware courts in corporation law. See, e.g., Kramer v. Liberty Property, 968 A. 2d 120, 134 (Md. 2009); Fox v. Prime Group (N.D. Ill. 2012)("Maryland courts, in turn, look to Delaware law in matters involving business law where no controlling Maryland law exists."). Of course, our proxy statement expresses no opinion about the outcome of a hypothetical suit, but we wanted you to have background on the issue just so you see why it is more than fair for us to mention the legal question in our proxy statement.

Thank you for your consideration.

Sincerely,

Andrew J. Kahn